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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Commerce One, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                   200693 10 9
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                                 (CUSIP Number)

                             Torsten M. Geers, Esq.
                                SAP America, Inc.
                             3999 West Chester Pike
                            Newtown Square, PA 19073
                                 (610) 610-1000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 30, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

----------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 200693 10 9

________________________________________________________________________________
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der
         Datenverarbeitung; IRS No. 98-0339015
________________________________________________________________________________
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [ ]
      (b)  [ ]
________________________________________________________________________________
3.    SEC Use Only

________________________________________________________________________________
4.    Source of Funds (See Instructions)

      WC
________________________________________________________________________________
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) [ ]

________________________________________________________________________________
6.    Citizenship or Place of Organization

      Federal Republic of Germany
________________________________________________________________________________
               7.   Sole Voting Power:
  Number of         4,082,037 shares of common stock (see Items 4 and 5)
   Shares      _________________________________________________________________
Beneficially   8.   Shared Voting Power
  Owned by
    Each       _________________________________________________________________
  Reporting    9.   Sole Dispositive Power
   Person           4,082,037 shares of common stock (see Items 4 and 5)
    With       _________________________________________________________________
               10.  Shared Dispositive Power

________________________________________________________________________________
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      4,082,037 shares of common stock (see Items 4 and 5)
________________________________________________________________________________
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

________________________________________________________________________________
13.   Percent of Class Represented by Amount in Row (11)

      Approximately 13.99% of common stock (see Items 4 and 5)
________________________________________________________________________________
14.   Type of Reporting Person (See Instructions)

      CO
________________________________________________________________________________
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This Amendment No. 1 ("Amendment") amends the Schedule 13D filed on August 16,
2001 (the "Schedule 13D") by SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG") with respect to the shares of common stock, par value $0.0001 ("Common Stock") of Commerce One, Inc. (the "Issuer"),

Item 4. Purpose of Transaction.

On December 16, 2002, SAP AG entered into a Master Agreement for Securities Loan Transactions (the "Securities Loan Agreement") with HSBC Trinkaus & Burkhardt KGaA, a German bank (the "Borrower"). Under the Securities Loan Agreement and a related Transaction Confirmation dated December 23, 2002 (collectively, the "Agreement"), SAP AG loaned 1,749,444 shares of Issuer's Common Stock to the Borrower (the "Loaned Shares") on December 30, 2002. During the term of the Agreement, the Borrower will be entitled to exercise all voting rights with respect to the Loaned Shares and will have the right to transfer to any person all or any portion of the Loaned Shares, subject, however, to compliance with applicable United States securities laws. SAP AG retains the right to receive dividends and other distributions in respect of the Loaned Shares. SAP AG has the right to terminate the Agreement at any time upon three business days prior notice to the Borrower, and the Borrower may terminate the Agreement at any time upon one business days' prior notice (the notice periods will be extended by one business day if notice is received by the respective other party after 3:00 p.m. local time at the recipient's location). In the event that the Agreement is not terminated by either party, it will automatically terminate on December 30, 2003. Upon termination of the Agreement, the Borrower will be required to transfer to SAP AG a number of shares of the Issuer's Common Stock equal to the number of Loaned Shares. Under the Agreement, the Borrower will pay SAP AG loan fees at the rate of 1.5% of the market value of the Loaned Shares.

The description of the Agreement is qualified by reference to the documents comprising the Agreement, English translations of which are filed as exhibits to this Amendment.

The shares of the Issuer's Common Stock which continue to be beneficially owned by SAP AG remain subject to the terms and conditions of the Amended and Restated Standstill and Stock Restriction Agreement, dated as of June 28, 2001, entered into between the Issuer and SAP AG (the "Standstill Agreement") and the Investor Rights Agreement, dated as of June 28, 2001, entered into between the Issuer and SAP AG (the "Investor Rights Agreement").

Other than as described above, SAP AG has no present plan or proposal that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

SAP AG beneficially owns 4,082,037 shares of Common Stock, which represents approximately 13.99% of the Issuer's Common Stock based on 29,171,566 shares of Common Stock outstanding as of October 31, 2002, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002. SAP AG has sole voting and dispositive power with respect to these 4,082,037 shares. The voting and disposition of the shares of Common Stock of the Issuer which continue to be owned by SAP AG are subject in certain respects to limitations under the Standstill Agreement and the Investor Rights Agreement as described in Item 4 of the Schedule 13D. No transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2 of the Schedule 13D, except as described in Item 4 of this Amendment.

The share numbers addressed in this Amendment reflect the issuers 1-for-10 reverse stock split effected on September 17, 2002.
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Item 6. Contract, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

See Item 4 of this Amendment for a description of the Agreement, which is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Exhibit A.   English Translation of Master Agreement for Securities Loan
             Transactions by and between SAP AG and HSBC Trinkaus & Burkhardt
             KGaA, dated as of December 16, 2002.

Exhibit B.   English Translation of Transaction Confirmation by and between
             SAP AG and HSBC Trinkaus & Burkhardt KGaA, dated as of December 23,
             2002.
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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2003                 SAP AKTIENGESELLSCHAFT SYSTEME,
                                         ANWENDUNGEN, PRODUKTE IN DER
                                         DATENVERARBEITUNG


                                         By:   /s/ Werner Brandt
                                             -------------------------------
                                               Werner Brandt
                                               Chief Financial Officer